Exhibit 12(b)

           COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES OF XEROX

                                 (In Millions)

                                                   Three Months                      Year Ended December 31,
                                                       Ended       -----------------------------------------------------------
                                                  March 31, 1994    1993*        1992**      1991***       1990          1989
                                                  --------------   -------      -------      -------      -------      -------
Fixed Charges:
 Interest expense ..............................      $   181      $   755      $   788      $   758      $   799      $   654
 Rental expense ................................           48          201          208          206          191          164
                                                      -------      -------      -------      -------      -------      -------
   Total fixed charges before
     capitalized interest ......................          229          956          996          964          990          818
                                                      -------      -------      -------      -------      -------      -------
 Capitalized interest ..........................            1            5           17            3         --           --
   Total fixed charges .........................      $   230      $   961      $ 1,013      $   967      $   990      $   818
                                                      =======      =======      =======      =======      =======      =======
Earnings available for fixed charges:
 Earnings**** ..................................      $   256      $  (227)     $   192      $   939      $ 1,116      $ 1,136
 Less undistributed income in
   minority owned companies ....................           (2)         (51)         (52)         (70)         (60)         (44)
 Add fixed charges before
   capitalized interest ........................          229          956          996          964          990          818
                                                      -------      -------      -------      -------      -------      -------
Total earnings available for fixed
  charges ......................................      $   483      $   678      $ 1,136      $ 1,833      $ 2,046      $ 1,910
                                                      =======      =======      =======      =======      =======      =======
Ratio of earnings to fixed
  charges(1)(2) ................................         2.10         0.71         1.12         1.90         2.07         2.33

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(1)  The ratio of earnings to fixed  charges has been  computed  based on Xerox'
     continuing operations by dividing total earnings available for fixed charges, excluding capitalized interest, by total fixed charges. Fixed charges consist of interest, including capitalized interest, and one-third of rent expense as representative of the interest portion of rentals. Interest expense has been allocated to discontinued operations principally on the basis of the relative amount of gross assets of the discontinued operations. Xerox management believes that this allocation method is reasonable in light of the debt specifically assigned to discontinued operations. The discontinued operations consist of Xerox' real-estate development and related financing operations, third-party financing and leasing businesses, and other financial services businesses.

(2) Xerox' ratio of earnings to fixed charges includes the effect of Xerox' finance subsidiaries which primarily finance Xerox equipment. Financing businesses, due to their nature, traditionally operate at lower earnings to fixed charges ratio levels than do non-financial companies.

* In 1993, the ratio of earnings to fixed charges includes the effect of the $1,373 million before-tax ($813 million after-tax) charge incurred in connection with the restructuring provision and litigation settlements. Excluding this charge, the ratio was 2.13. 1993 earnings were inadequate to cover fixed charges. The coverage deficiency was $283 million.

** In 1992, the ratio of earnings to fixed charges includes the effect of the $936 million before-tax ($778 million after-tax) charge incurred in connection with the decision to disengage from Xerox' IOFSbusinesses. Excluding this charge, the ratio was 2.05.

*** In 1991, the ratio of earnings to fixed charges includes the effect of the $175 million before-tax ($101 million after-tax) charge incurred in connection with the Document Processing work-force reduction. Excluding this charge, the ratio was 2.08.

**** Income before income taxes and income in minority-owned companies.